Farmmi, Inc.

No. 307, Tianning Industrial Area

Lishui, Zhejiang Province s People’s Republic of China s Phone: +86-057-1875555801

September 11, 2017

Loan Lauren P. Nguyen, Legal Branch Chief

Office of Natural Resources

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Farmmi, Inc.

Draft Registration Statement on Form F-1

Confidentially Submitted May 5, 2017

CIK No. 0001701261

Dear Ms. Nguyen:

In response to the comments set forth in your letter dated June 1, 2017, we are writing to supply additional information and to indicate the changes we have made in the enclosed Amendment No. 1 to the captioned Draft Registration Statement (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the Amendment compared against the Draft Registration Statement for your review.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will provide copies of all such written communications in the future, to the extent applicable, if we, or anyone authorized to do so on our behalf, presents them to potential investors in reliance on Section 5(d) of the Securities Act. As of the date of this letter, no such materials have been presented to potential investors.

2.	Please provide us copies of the relevant portions of market research data and other supporting materials prepared by QYR Food Research Center and the China Edible Fungus Association. Please also confirm in your response, if true, that such materials were not specifically commissioned by the company.

We acknowledge the comment and we have supplementally submitted a report under separate cover with copies of the relevant portions of market research data and other supporting materials prepared by QYR Food Research Center, which includes information from the China Edible Fungus Association. Such copies have been marked to clarify the portions of the registration statement to which they relate.

We confirm that we did not specifically commission such materials and instead only purchased a generally available report already prepared by such parties.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Prospectus Cover Page

3.	We note your disclosure that you will not be able to use your proceeds in China until you have completed “certain remittance procedures.” Please include a cross-reference to your expanded disclosure on remittance procedures in China on page 33.

We acknowledge the comment and have revised the cover to include a cross-reference. The cross-reference reads as follows:

See remittance procedures in the section titled “Use of Proceeds” beginning on page 34.

Company Overview, page 1

4.	We note your reference to the size of the global mushroom market valuation in 2015. Please update to reflect a more current date in your next amendment and also clarify, if true, that this statement is gathered from data prepared by the QYR Food Research Center.

We acknowledge the comment and respectfully advise the Staff that we have revised the size of the global mushroom market valuation in 2015 to the production volume of the global mushroom market in 2016. The updated disclosure can be found on page 1 and reads as follows:

~~The global mushroom market was valued at approximately at over $35.08 billion in 2015.~~ The production volume of the global mushroom market was 48,040,000 tons in 2016.

Similar language may also be found on pages 57 and 65. The QYR Food Research Center prepared the data from which this statement is gathered. We did not specifically commission such data.

5.	Please expand the prospectus summary to explain the breadth and scope of your products and services in greater detail. Please also revise to clarify, if true, that you do not grow your fungi products. Additionally, explain your reference to “trading activities.”

We acknowledge the comment and have expanded the prospectus summary to explain the breadth and scope of our products and services in greater detail, and to clarify that we do not grow fungi. The revised disclosure can be found on page 1 and reads as follows:

~~We produce, package, distribute and sell dried edible mushrooms, mainly shiitake and wood ear mushrooms.~~ We process and/or sell four categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products. Shiitake mushrooms and Mu Er mushrooms are our major products. We do not grow fungi, but instead purchase mushrooms from third parties, clean, process and package such products for sale.

We also have explained our reference to “trading activities.” Please note that we have updated “since December 2016, we have also begun to generate less than 0.1% of total revenues from our trading activities” to “since January 2017, we have also begun to generate limited amount of revenues from our trading activities.” The revised disclosure can be found on page 1 and reads as follows:

In addition to our edible fungi products, since ~~December 2016~~January 2017, we have also begun to generate ~~less than 0.1%~~ limited amount of ~~total~~ revenues from our trading activities.~~,~~ These trading activities are purchasing ~~mostly from purchases and sales of~~ other agricultural products, such as tea, from third-party manufacturers~~.~~, and selling these products in o~~O~~ur on-line store Farmmi Liangpin Mall (www.farmmi.com/www.farmmi88.com). Our on-line store Farmmi Liangpin Mall sells these products and our edible fungi products.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Company Structure, page 2

6.	Please provide context for your organizational chart by discussing your VIE structure and the contractual arrangements governing your relationships with the various affiliates noted here. Please also revise your organizational chart to illustrate your ownership structure upon consummation of this offering, specifically referencing the ordinary shares to be held by public investors.

We acknowledge the comment and have provided context for our organizational chart by discussing our VIE structure and the contractual arrangements governing our relationships with the various affiliates noted here. The new disclosure can be found on page 3 and reads as follows:

To comply with PRC laws and regulations, such as the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services issued by the MIIT in July 2006, we conduct our e-commerce operations in China principally through Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”), which we treat as our consolidated affiliated entity in China. Hangzhou Suyuan Agricultural Technology Co., Ltd. (“Suyuan Agricultural”) has signed a series of VIE agreements with Nongyuan Network and its shareholder Mr. Zhengyu Wang, the husband of Ms. Yefang Zhang. See “BUSINESS – Corporate Information - Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’).” These contractual arrangements enable us to exercise effective control over Nongyuan Network and receive substantially all of the economic benefits from it.

We have also added additional post-offering organizational charts to illustrate our ownership structure upon consummation of this offering, specifically referencing the ordinary shares to be held by public investors. Due to differences in ownership if the over-allotment option is exercised, we have presented post-offering ownership independently from pre-offering ownership. We respectfully advise the Staff that we have intentionally omitted the percentages of ownership as we have not yet determined the number of shares to be issued. The new disclosure can be found on page 3 and reads as follows:

Following completion of our initial public offering, ownership of Farmmi, Inc. will be as follows:

Assumes no exercise of over-allotment option and no exercise of underwriter warrant	Assumes full exercise of over-allotment option and no exercise of underwriter warrant

To the extent the over-allotment option is partially exercised, the post-offering ownership interests would be between the above charts.

Risk Factors

Risks Related to Doing Business in China

If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions, page 17

7.	Please revise to attribute the legal conclusion in the third paragraph to named legal counsel.

We acknowledge the comment and have revised our disclosure to attribute the legal conclusion in the third paragraph to named legal counsel. The revised disclosure can be found on page 19 and reads as follows:

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Based on the advice of our PRC legal counsel, Deheng Law Offices, the corporate structure of our VIE in China are in compliance with all existing PRC laws and regulations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 39

8.	Please clarify your disclosure in this section to better explain your operations in relation to your product offerings. In your revised discussion, please distinguish between your purchase of dried fungi from third party suppliers and your role in the production of these products. As an example, we note your reference to the construction of a fern and fungi mushroom farm in the Daxing’an Ling Mountains in this section and your later representation regarding the processing and packing of “most” of your dried edible fungi; however, we note your later reference to arrangements in place with 37 family farms for the supply of dried edible fungi materials and your discussion of extensive quality control mechanisms in place for your experienced procurement manager. Please revise to more specifically describe how the business operates and better explain the constituents of your products which are sourced primarily from partner farms.

We acknowledge the comment and have revised our disclosure to clarify that we purchase dried fungi from third party suppliers and we do not grow any fungi, to more specifically describe how the business operates and to better explain the constituents of our products which are sourced primarily from partner farms. In addition, we have deleted a few statements including “Since 2010, we constructed our new fern and fungi mushroom farm at Daxing’an Ling Mountains in Northeast China.” These statements were due to incorrect translation from our marketing materials. The translation confused the cooperation with the ownership. To be clear, the family farm at Daxing’an Ling Mountains in Northeast China only cooperates with us as our supplier. It is not owned or constructed by us.

The revised disclosure can be found from page 41 and reads as follows:

~~The Company sells and distributes a full line of dehydrated edible fungi and edible fungi products.~~ We currently produce and/or sell four categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products such as tea. We do not grow fungi. We purchase dried edible fungi from third party suppliers, mainly from family farms, Jingning Liannong Trading Co. Ltd. (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd. (“QNMI”). JLT and QNMI are two companies in Lishui where our facilities are located which purchase dried edible fungi from local family farms. After we select and filter the dried edible fungi for better quality, we may dehydrate them again to ensure the uniform level of dryness of our products. We then package the fungi products for resale. The only products that we process and package are edible fungi. We process and package all of our edible fungi products at our own processing plants. For other agricultural products, such as tea, we purchase them from third-party manufacturers, and sell these products at our on-line store Farmmi Liangpin Mall (www.farmmi.com/www.farmmi88.com). Mainly through distributors, w~~W~~e offer gourmet dried mushrooms ~~and edible tree fungi~~ to domestic and overseas retail supermarkets, ~~producers~~produce distributors and foodservice distributors and operators. ~~Since 2010, we constructed our new fern and fungi mushroom farm at Daxing’an Ling Mountains in Northeast China.~~ We have become ~~a modern~~an enterprise with advanced productive equipment and business management experience, and we pride ourselves on consistently producing quality mushrooms and serving our customers with a high level of commitment. ~~Our products are grown under computer controlled, ideal conditions at Lishui and Daxing’an Ling Mountains Mushroom Farm. We follow the guide of Good Agriculture Practices (‘‘GAP’’) issued by United States Department of Agriculture (‘‘USDA’’) to manage our farm.~~

In addition, we have added a section titled “Dried Edible Fungi Production Process” from page 73 and the new disclosure reads as follows:

Dried Edible Fungi Production Process

The process of producing dried edible fungi products consists of the following steps, which we and/or our suppliers perform, as indicated:

1. Family Farms Plant Edible Fungi

Family farms plant edible fungi based on our standards.

2. Family Farms Dehydrate Edible Fungi

Family farms then dehydrate the edible fungi until the desired moisture content is reached.

3. Supplier Companies and Our Company Process the Dried Edible Fungi

(1) After the dehydration process is completed, our supplier farms supply the dried edible fungi to us for processing.

(2) Our supplier companies procure dehydrated edible fungi from the family farms they cooperate with, and conduct initial sorting for different grades and sizes. They then check the quality and deliver the roughly processed raw materials to our company for further processing.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Our Processing Workflow of Shiitake

We develop and manufacture our Shiitake products using the following workflow:

Procure Dried Shiitake
Temporary Stock in Warehouse
Size Sorting
Grade Sorting (May Also Cut Stalk)
Leftover Pieces
Impurities
Dehydrate
Weigh
Packaging Materials Inspection
Package by Bags
Seal
Examine
Pass Metal Detector
Pick the products which cannot pass the metal detector, check, remove the metal, repack and go through the metal detector again.
Packaging Materials Inspection
Package by Boxes
Stock in Product Warehouse
Deliver Products

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Our Processing Workflow of Mu Er

We develop and manufacture our Mu Er products using the following workflow:

Procure Dried Mu Er
Temporary Stock in Warehouse
Size Sorting
Initial Select
Impurities
(May Soak in Water)
Secondary Select
Impurities
Burn Hair
Pass Oscillating Screen
Weigh
Inspect Packaging Materials
Package by Bags
Seal
Examine
Pass Metal Detector
Pick the products which cannot pass the metal detector, check, address the issue, repack and go through the metal detector again.
Inspect Packaging Materials
Package by Boxes
Stock in Product Warehouse
Deliver Products

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Factors Affecting Our Results of Operations, page 40

Trend Information, page 41

9.	Please expand your disclosure to clarify the extent to which the factors and trends that you list have impacted revenues and costs and quantify the reasonably likely effect or range of effects these will have on your future results of operations. Refer to Form F-1 Item 4.a. reference to the guidance in Form 20-F Item 5.A and 5.D, Instruction 1 to Item 5, Section III.B.3 and B.4 and endnote 1 of SEC Release No. 33-8350.

We acknowledge the comment and have expanded our disclosure to clarify the extent to which the factors and trends that we list have impacted revenues and costs and quantify the reasonably likely effect or range of effects these will have on our future results of operations. The revised disclosure can be found from page 43 and reads as follows:

China’s edible fungi industry is growing, both in absolute terms and in market share.

Through its development of enoki mushroom industrialization technology in the 1960s, Japan became the world leader in mushroom farming. As other countries’ fungi farming technology improved, China began to supplant Japan and now accounts for more than 75% of worldwide edible mushroom production, according to QYR Food Research Center, an independent research institution.

China’s growth has outpaced worldwide production growth rates. While China’s growth rates in the past were much ~~faster~~ higher than world growth rates, it appears to be moving from rapid expansion to a more mature industry.

Year	World Production (Million Metric Tons)	Worldwide Growth Rate	China Production (Million Metric Tons)	China Growth Rate
2011	35.67	6.65%	25.72	13.73%
2012	38.61	8.22%	28.28	9.96%
2013	42.44	9.93%	31.70	12.08%
2014	43.60	2.73%	32.70	3.16%
2015	46.12	5.78%	35.02	7.09%
2016~~E~~	~~49.22~~48.04	~~6.73~~4.17%	~~37.91~~36.85	~~8.25~~5.23%
2017E	50.60	5.33%	39.21	6.40%

(Source: QYR Food Research Center)

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

As the chart below illustrates, our sales volume of shiitake for period from October 2016 to July 2017 is about 822 tons, and the expected total sales volume of Shiitake for the fiscal year 2017 is about 1,095 tons. This number represents a slight increase compared with 1,046 tons sales volume of shiitake for the fiscal year 2016. In the meanwhile, our sales volume of Mu Er for period from October 2016 to July 2017 is about 664 tons, and the expected total sales volume of Mu Er for the fiscal year 2017 is about 682 tons. This number represents a significant increase compared with 395 tons sales volume of Mu Er for the fiscal year 2016. This was primarily a result of our recent collaboration with China Forest, from whom we have received significantly increased orders of Mu Er. China Forest is one of our largest clients and also one of the most powerful enterprises distributing forest products in China. As China’s mushroom industry is moving from rapid expansion to a more mature industry, we expect the effect of industry growth on promoting our sales volume will decrease.

Period	Shiitake	Mu Er
Oct-16	45 tons	52 tons
Nov-16	96 tons	75 tons
Dec-16	111 tons	91 tons
Jan-17	110 tons	69 tons
Feb-17	75 tons	78 tons
Mar-17	20 tons	8 tons
Apr-17	80 tons	55 tons
May-17	84 tons	65 tons
Jun-17	86 tons	71 tons
Jul-17	115 tons	100 tons
Subtotal	822 tons	664 tons

Aug-17 to Sep-17 E	273 tons	18 tons
2017 E	1,095 tons	682 tons

Our aggregate employee salaries have been ~~increasing~~relatively stable.

~~Our employee salaries increased by 29.06% in 2016. Although we were able to improve production skill and management so that we still increased our production efficiency in 2016, we expect employee salaries are likely to continue to increase~~. During the period of October 2016 to July 2017, our monthly employee salaries were as follows:

Although the monthly employee salaries of February and March decreased slightly as a result of the Chinese New Year holiday when some employees quit job and used the holiday as a transition period of their careers, the monthly salaries during the period from October 2016 to July 2017 remain relatively stable, fluctuating within roughly 4%.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

As our e-commerce platform Farmmi Liangpin Mall has been successfully built, our employee salaries are likely to remain relatively stable in the future, fluctuating within roughly 5%.

Raw material costs have been relatively stable.

As a company in the agriculture sector, we are subject to seasonality in our raw material purchases, both in availability and cost. For this reason, we seek to purchase raw material for inventory at the beginning and the end of year, when our suppliers’ inventory tends to be higher. If we gauge our timing properly, we should be able to obtain favorable pricing. We tend to purchase sufficient raw materials to satisfy our historical order volume. In addition, ~~however,~~ our customer orders have grown recently, requiring us to purchase additional raw materials to satisfy the new demand. ~~Raw materials costs in 2016 have been relatively stable, fluctuating within roughly 5% of 2015 costs.~~ We expect the raw material costs in fiscal year 2017 will be relatively stable, fluctuating between 5% and 6% of the raw material costs in fiscal year 2016.

During the period from October 2016 to July 2017, our average monthly unit price for Shiitake and Mu Er we purchased were as follows:

We anticipate that for the year ended September 30, 2017, the average unit price of Shiitake and Mu Er we purchase will be $11,370 per ton and $9,491 per ton, respectively. The stable raw material costs contribute to stabilizing our gross margin. We expect our gross margin will be 17% in fiscal year 2017 while our gross margin was 16.14% in fiscal year 2016.

We expect the agriculture industry in China will become increasingly reliant on Internet sales.

Government initiatives such as the concept of ‘‘Internet+’’ articulated by Premier Li Keqiang beginning in 2015, reflect the government’s push to incorporate Internet and other information technology in conventional industries. One of the specific applications of this concept has been ‘‘Internet + Agriculture’’, which reflects the increased use of technology both in the growing and sales sides of farming.

In addition, we have seen shifts of Chinese consumers to purchase products — including food products like ours — online. We have been building our online store to adapt to these changing preferences and expect them to continue in the future.

Before we launched our online store Farmmi Liangpin Mall, this trend did not have significant impact on our revenues. Since we began to operate our online store Farmmi Liangpin Mall in December 2016, our online sales have been increasing rapidly.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

During the period between October 2016 and July 2017, our online sales accounted 7.57% of our total sales, and the sales by Farmmi Liangpin Mall contributed 99.53% of our online sales. From October 2016 to July 2017, our aggregate online sales were $1,533,190 and the average monthly online sales were $153,319. The following chart shows our sales of Farmmi Liangpin Mall and our online sales for each month from October 2016 to July 2017:

We anticipate the increasing reliance on internet sales will help our online sales more significantly. Our online sales are expected to reach over $1,772,000 for the fiscal year 2017, about 35 times of online sales for the fiscal year 2016.

China Forest has increased procurement from us.

Our biggest client China Forest has increased its procurement from us. Based on our communication with China Forest, we expect that our revenue from China Forest for the year ended September 30, 2017 will be approximately $18,850,000, an increase of 13.49% from $16,609,173 for the year ended September 30, 2016. We expect the Mu Er products to be procured by China Forest for the year ended September 30, 2017 will be 597 tons, an increase of 71% from 350 tons for the year ended September 30, 2016, and we expect the Shiitake products to be procured by China Forest for the year ended September 30, 2017 will be 850 tons, a slight decrease of 1% from 859 tons for the year ended September 30, 2016.

10.	Please revise to explain the basis for your statements regarding the status of traditional mushroom farming in various geographic regions. Please also identify the source for all included data, including the world mushroom production chart and corresponding growth rates located on page 42.

We acknowledge the comment and respectfully advise the Staff that the basis for our statements regarding the status of traditional mushroom farming in various geographic regions is China Edible Fungus Market Research and Development Trend Forecast (2016) issued by QYR Food Research Center.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

China Edible Fungus Market Research and Development Trend Forecast issued by QYR Food Research Center is also the source of all data included in the Trend Information section, except the company-generated data. We have revised our disclosure to identify the source regarding the industry including the world mushroom production chart and corresponding growth rates located on page 43 and updated the data.

China’s edible fungi industry is growing, both in absolute terms and in market share.

Through its development of enoki mushroom industrialization technology in the 1960s, Japan became the world leader in mushroom farming. As other countries’ fungi farming technology improved, China began to supplant Japan and now accounts for more than 75% of worldwide edible mushroom production, according to QYR Food Research Center.

China’s growth has outpaced worldwide production growth rates. While China’s growth rates in the past were much ~~faster~~higher than world growth rates, it appears to be moving from rapid expansion to a more mature industry.

Year	World Production (Million Metric Tons)	Worldwide Growth Rate	China Production (Million Metric Tons)	China Growth Rate
2011	35.67	6.65%	25.72	13.73%
2012	38.61	8.22%	28.28	9.96%
2013	42.44	9.93%	31.70	12.08%
2014	43.60	2.73%	32.70	3.16%
2015	46.12	5.78%	35.02	7.09%
2016~~E~~	~~49.22~~48.04	~~6.73~~4.17%	~~37.91~~36.85	~~8.25~~5.23%
2017E	50.60	5.33%	39.21	6.40%

(Source: QYR Food Research Center)

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Results of Operations for the Years Ended September 30, 3016 and 2015, page 44

General

11.	We note that you have attributed the increases in revenues and costs to an increase in orders received through a collaborative arrangement with China Forest Products Co., Ltd. Please clarify, if applicable, the extent to which other factors materially affected your results of operations, such as new products, mix of products, and prices. Refer to Form F-1 Item 4.a. reference to the guidance in Form 20-F Item 5.A, and Section III.B.1 of SEC Release 33-8350.

We acknowledge the comment and have expanded our disclosure to clarify that increased export revenue of Mu Er materially affected the increased sales of Mu Er. The new disclosure can be found on page 51 and reads as follows:

The increase was also attributable to the increased export revenue of Mu Er. For the year ended September 30, 2016, the export volume of Mu Er was 161.95 tons, as compared to 116.83 tons for the year ended September 30, 2015.

We have also explained the reason of the increased sales of other edible fungi. The new disclosure can be found on page 51 and reads as follows:

The main reason is that FLS mushroom sold Maitake of $613,505 during the year ended September 30, 2015, as compared to nil during the year ended September 30, 2016.

Income Tax Expenses, page 45

12.	We note your disclosure indicating that the decrease in your income tax expense for fiscal year 2016 was due to local preferential income tax policies. Please disclose the date your preferential tax status will terminate and the aggregate amount of your tax holiday if this extends beyond 2016. Refer to Staff Accounting Bulletin Topic 11:C.

We acknowledge the comment and have expanded our disclosure to disclose the date our preferential tax status will terminate and the aggregate amount of our tax holiday as this extends beyond 2016. We also respectfully advise the Staff that we are unable to provide the exact number of our tax holiday from October 1, 2016 to December 31, 2018 because it is based on our taxable income which is unknown yet. The new disclosure can be found on page 53 and reads as follows:

Our preferential tax status will terminate on December 31, 2018, unless we stop the listing application process earlier. The aggregate amount of our tax holiday for the year ended September 30, 2016 is approximately $280,000. From October 1, 2016 (the beginning of the year ended September 30, 2017) to December 31, 2018, we expect to enjoy the tax exemption for 90% of our taxable income. The summary is below:

	Exempted Net Income	Tax holiday
October 1, 2015 – September 30, 2016	RMB 7.8 million (approximately $1.2 million)	RMB 1.87 million (approximately $280,000)
October 1, 2016 - September 30, 2017	90% of Taxable Income
October 1, 2017 – December 31, 2018	90% of Taxable Income

Liquidity and Capital Resources, page 45

13.	We note that your discussion and analysis of working capital and cash flows references various changes that are evident from the financial statements. Please also discuss the primary drivers and material factors impacting your liquidity and capital resources. Refer to Form 20-F Item 5.B and Section IV.B of SEC Release 33-8350.

We acknowledge the comment and have expanded our disclosure to discuss the primary drivers and material factors impacting our liquidity and capital resources. The revised disclosure can be found on page 55 and reads as follows:

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

~~To date we have financed our operations primarily through thecash flows from operations and financing activities.~~ We have historically funded our working capital needs from operations, bank borrowings, advance payments from customers and additional capital contributions from shareholders. Presently, our principal source of liquidity are generated from our operations and loans from commercial banks. We anticipate that we will complete our initial public offering within next four months, which will provide us additional capital resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations, our ability to renew commercial bank loans and whether or not we can successfully complete our initial public offering to ensure our future growth and expansion plans.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Business

Overview, page 47

14.	We note your later reference to “evidence of arrangement” for purposes of recognizing revenues. Please supplement your disclosure here to provide more detail about the material terms of your agreements or purchase orders so that investors can understand the typical arrangements used to generate revenues.

We acknowledge the comment and have supplemented our disclosure to provide more detail about the material terms of our agreements and purchase orders so that investors can understand the typical arrangements used to generate revenues. The new disclosure can be found on page 57 and reads as follows:

Our typical agreements with the distributors which sell the products in China, such as China Forest and China Tree Seed, provide that payment is due upon receipt of a value-added tax invoice, and the customer should make the payment by bank’s acceptance bill or wire transfer. Delivery is set at our factory, and the customer is responsible for the cost of transportation. Products are deemed to be accepted upon receipt unless the customer rejects the delivery. Our cooperation with other distributors which sell products in China is similar, except the delivery is set at the distributor’s warehouse. For new clients, we may require full payment before we delivering the products to them.

We supply mushroom products to foreign customers such as supermarkets through Chinese distributors. Our typical agreements with these Chinese distributors provide that payment is due upon receipt of a value-added tax invoice and a copy of bill of lading, and the Chinese distributor should make the payment by wire transfer. Our products are required to meet the exportation requirements. Delivery is set at a warehouse designated by the Chinese distributor, and we are responsible for the cost of transportation from our warehouse to the warehouse designated by the Chinese distributor. Products are deemed to be accepted upon receipt unless the foreign customers raises objections.

Exclusive Management Consulting and Technology Service Agreement, page 51

15.	Please revise to further explain the associated fees under this arrangement which is calculated to be “100% of the after-tax profit after the deficit of the prior fiscal year.” We also refer to your description of the service fee in Exhibit 10.4. As appropriate, include a risk factor to disclose that Mr. Zhengyu Wang, one of your directors, is affiliated with both entities.

We acknowledge the comment and have corrected the translation of the description of the service fee in Exhibit 10.4 to avoid the confusion about the associated fees. The revised translation can be found in Article 2 of Exhibit 10.4 and reads as follows:

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Both Parties agree that Party B will pay Party A 100% of its profit after covering the deficit, paying ~~housing accumulation funds~~statutory common reserve, and paying taxes as payment to Party A (“Service Fee”) for all services provided within 3 months after every fiscal year.

We have also revised our disclosure to further explain the associated fees under this arrangement which is calculated to be “100% of the after-tax profit after the deficit of the prior fiscal year.” The revised disclosure can be found on page 62 and reads as follows:

Nongyuan Network shall pay to Suyuan Agricultural service fees within three months after each fiscal year end. The service fees should be ~~of~~ 100% of the after-tax profit after the deficit of the prior fiscal year is covered and the ~~surplus~~statutory common reserve is extracted ~~within three months after each fiscal year end~~. According to Chinese law, when a company distributes its after-tax profits for a given year, it shall allocate 10% of profits to its statutory common reserve until the aggregate amount of such reserve exceeds 50% of its registered capital.

In addition, we respectfully advise the Staff that we already have a risk factor to disclose that Mr. Zhengyu Wang, one of our directors, is affiliated with both entities. It was titled “The shareholder of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.” We have revised it to supplement Mr. Wang’s positions with both entities and to discuss the risk associated with the service fees. The revised disclosure can be found on page 21 and reads as follows:

The shareholder and director of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

Mr. Zhengyu Wang, one of our directors, is t~~T~~he shareholder and executive director (legal representative) of our VIE Nongyuan Network, and the executive director (legal representative) of Suyuan Agricultural~~is Zhengyu Wang, our director~~. As Mr. Wang is affiliated with both parties of the contractual arrangements, ~~C~~conflicts of interest may arise ~~between his roles as director and as shareholder of our VIE~~for Mr. Wang. For example, it is in Suyuan Agricultural’s interest to collect as much service fees as possible from Nongyuan Network. However, as the shareholder and executive director (legal representative) of Nongyuan Network, Mr. Wang may have personal benefits to limit the service fees paid by Nongyuan Network to Suyuan Agricultural. We cannot assure you that when conflicts of interest arise, this equity holder will act in the best interests of our company or that such conflicts will be resolved in our favor; provided, however, that Mr. Wang is still a director at the time of such a conflict, we might have recourse for a claim of breach of his fiduciary obligations to our Company. We currently rely on Mr. Wang to comply with the laws of China, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require him to avoid conflicts of interest and not to take advantage of his position for personal gains. We also rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholder of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Our Industry, page 53

16.	Please provide independent third party support for the following and any other similar statements you make in your prospectus regarding the industry:

☐ Lishui has cultivated edible fungi for almost 1,000 years and contributes 50% of the volume of the Zhejang Province.

☐ Utilization/advantages of synthetic logs instead of natural logs in fungi cultivation.

☐ Health benefits stemming from increased consumption of mu er and shiitake mushrooms.

We acknowledge the comment and have supplementally submitted a report under separate cover to indicate the independent third party support for the referred and other similar statements we make in our prospectus regarding the industry.

Raw Materials and Suppliers, page 59

17.	Please expand your disclosure to describe your arrangements with various farms and suppliers in the production of your fungi. We note that, in describing your products, you indicate that you process and pack “most” of your dried edible fungi. Please approximate the amount of such packing that takes place within your own facilities. Also, it appears that your business may be substantially dependent on these arrangements. Please file these agreements, including agreements with Jingning Liamong Trading Co. and Qingyuan Nongbang Trading Co., as exhibits to the registration statement or, alternatively, explain to us why you are not required to do so under Item 8 to Form F-1 and Item 601(b)(10) of Regulation S-K.

We acknowledge the comment and have expanded our disclosure to describe our arrangements with various farms and suppliers in the production of our fungi. The revised disclosure can be found on page 70 and reads as follows:

Our primary raw material is dried edible fungi and the majority is ~~shiitake~~Shiitake and Mu Er. We have signed three-year purchase agreements with ~~various companies~~ JLT and QNMI and 37 family farms ~~which~~ setting forth the terms and conditions of the parties, subject to specific quantity and price terms to be set forth in subsequent purchase orders. These companies and family farms then supply dried edible fungi materials to us based on our purchase orders. We then further dehydrate, filter and pack the edible fungi.

JLT and QNMI are two companies in Lishui where our facilities are located which purchase dried edible fungi from local family farms. It is possible that the family farms from which JLT and QNMI purchase dried edible fungi are among the 37 family farms that we have signed purchase agreements with.

The purchase agreements we signed with JLT, QNMI and family farms are based on a standard form of agreement. They provide that we and the suppliers are independent parties. The suppliers are responsible for growing and dehydrating edible fungi, and we are responsible for processing, selling and marketing dried edible fungi.

According to the purchase agreements, the suppliers accept the guidance of both the local governmental agencies and the technical organization regarding mushroom industry, and produce mushrooms in compliance of the standardized specifications. The suppliers record the whole production process in accordance with the traceability requirements. The products provided by the suppliers should comply with the relevant quality standards and our requirements for the species and the specifications. During the term of the purchase agreements, we are entitled to examine the farms, conduct sampling inspections of the products, and require the suppliers to correct any problems at any time.

Pursuant to the purchase agreements, the suppliers supply all of their products to us. ~~Although the purchase agreements are not exclusive, based on the purchase agreements and the established relationship, we and the suppliers consider each other with higher priority when the demand/supply exists.~~ However, in practice, these suppliers we have entered into agreements with may sell their products to other clients, especially for mushrooms we don’t need. We may also purchase edible fungi from alternative sources depending upon the market condition.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

We and the suppliers should inform each other the specifics of the products in need/produced in advance, so the other party can be prepared to supply/purchase. We receive approximately 70%-80% of orders or letters of intent from our big clients first, and then begin purchasing ~~relevant~~ raw materials for processing. Our procurement personnel communicates with proper suppliers to confirm they have the raw materials that we need to fill the orders we receive, and then goes to the suppliers’ sites to purchase the dried edible fungi and arrange the shipment. The raw materials are shipped to our factory which then process them. Most of the time these suppliers can provide enough raw materials for us to fill our clients’ orders. We also purchase and keep stock of raw materials from time to time before we receive orders to prepare for new clients’ orders and small orders. Occasionally, when our clients have exceptionally big orders and the suppliers that we have signed purchase agreements with are not able to provide enough raw materials, we may purchase additional raw materials from local farmers’ markets.

The purchase price is not set by the purchase agreements. The agreements provide that we shall purchase the raw materials at a price of 3% higher than ~~It usually depends on~~ the local market price at that time. Notwithstanding such provision, in practice, we often renegotiate the price with our suppliers based on the demand for edible fungi of these suppliers as well as our ability to buy edible fungi from alternative sources. We ~~often~~ generally offer a price slightly higher than the market price to seek raw materials of premium quality. Sometimes the extent may be higher than 3% and sometimes lower than 3%. The actual purchase price depends on a lot of factors, such as the quality of the products and the urgency of our needs. The market price of edible fungi fluctuates from time to time, mainly based on the supply and the demand on the market. See ‘‘Risk Factors — Risks Related to Our Business and Industry — Purchase price of dried edible fungi is based on local market price which we cannot control and predict.’’ The quantity of the total edible fungi on the market is affected by many factors, including but not limited to the temperature change and extreme weather condition etc. See ‘‘Risk Factors — Risks Related to Our Business and Industry — The edible fungi cultivated by our suppliers is subject to risks related to diseases, pests, abnormal temperature change and extreme weather events.’’ To purchase each batch of products, we need to pay 20% of the total price of that batch as deposit before the products are shipped, and pay the remaining amount after the products are shipped.

~~During~~Since the year ended September 30, 2016, two companies in Lishui where our facilities are located, ~~Jingning Liannong Trading Co., Ltd.~~JLT and QNMI~~Qingyuan Nongbang Trading Co., Ltd.~~, have become our major suppliers. For the year ended September 30, 2016, JLT~~Jingning Liannong Trading Co., Ltd.~~ and QNMI~~Qingyuan Nongbang Trading Co., Ltd.~~ contributed 57.05% and 30.10% of our supplies, respectively. For the six months ended March 31, 2017, JLT and QNMI contributed 72% and 10% of our supplies, respectively. They purchase dried edible fungi from local family farms, conduct initial sorting and then sell to us. Compared to the family farms, we pay higher purchase prices to these companies because of their additional sorting process. The benefit is it can save us time on the sorting process.

In addition, we cooperate with 37 family farms which provide dried edible fungi directly to us. We have ~~three technicians~~ten employees who provide technology support to the family farms. These family farms are located in Zhejiang Province, Henan Province, Hubei Province, Jiangxi Province, Fujian Province and Jilin Province. It is possible that some of the family farms that we purchase raw materials from also supply dried edible fungi to JLT and/or QNMI.

In addition, we have expanded our disclosure to clarify that we process and package all of our dried edible fungi which accounts to most of our products. The new disclosure can be found on page 41 and reads as follows:

The only products we process and package are edible fungi. We process and package all of our edible fungi products at our own processing plants.

We acknowledge the comment and respectfully advise the Staff that we use the same form of agreement with various farms and suppliers, including Jingning Liannong Trading Co., Qingyuan Nongbang Mushroom Industry Co., Ltd. The form of such agreement is filed as Exhibit 10.13.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

18.	Please revise to discuss your distribution/customer agreements and file such agreements, including your agreement with China National Forest Products Co. Please also revise to discuss all other material arrangements, such as your cooperation arrangement with Rhee Bros in support of its edible fungi product sales.

We acknowledge the comment and have revised our disclosure to discuss our distribution/customer agreements. The new disclosure can be found on page 81 under the heading of Distribution Channels and reads as follows:

Our typical agreements with the distributors which sell the products in China, such as China Forest and China Tree Seed, provide that payment is due upon receipt of a value-added tax invoice, and the customer should make the payment by bank’s acceptance bill or wire transfer. Our products are required to meet national requirements for agricultural products for the products involved. Delivery is set at our factory, and the customer is responsible for the cost of transportation. Products are deemed to be accepted upon receipt unless the customer rejects the delivery. The price and quantity of products are agreed upon at the time an individual sales contract is signed. Our cooperation with other distributors which sell products in China is similar.

We respectfully advise the Staff that we have filed the form of our sales agreement with China Forest Products Corp. as Exhibit 10.12 and China National Tree Seed Corporation as Exhibit 10.11.

We also respectfully advise the Staff that all other arrangements are not material, so we are not required to disclose the details. All other distribution/customer agreements are not material because they are made in the ordinary course of business and our business is not substantially dependent on any of these agreements or arrangements, including our cooperation arrangement with Rhee Bros. Therefore, we choose not to discuss and disclose them.

19.	We note that you have executed purchase agreements for other consumables beyond edible fungi. Please revise in this section to also discuss these arrangements, if material.

We acknowledge the comment and respectfully advise the Staff that our arrangements for other consumables beyond edible fungi are currently not material. The sales of other consumables beyond edible fungi are solely sold by our newly established online store Farmmi Liangpin Mall. As the on-line store was under construction and testing during the fiscal year of 2016, we had no sales by Farmmi Liangpin Mall until December 2016 and began sales of other consumables beyond edible fungi only since January 2017. From January 2017 to July 2017, the total sales of other consumables beyond edible fungi only accounted about 1% of our total revenues.

Our Quality Control, page 62

20.	We note that you identify several processes in this section pertaining to the review of your product offerings. Revise here and under the Examination of Family Farms subheading, as applicable, to clarify whether your supplier farms are responsible for complying with the quality standards. As applicable, please update the related risk factor on page 9.

We acknowledge the comment and have revised our disclosure to clarify that our supplier farms are responsible for complying with certain quality standards. The new disclosure under the Examination of Family Farms subheading in Raw Materials and Suppliers section can be found on page 73 and reads as follows:

Our supplier farms are responsible for complying with legal requirements and our quality standards. First of all, they need to produce edible fungi in compliance of PRC law about food safety. Our purchase agreements with family farms also provide that the family farms shall accept the guidance of local governmental agencies of the industry and the technical organization, and shall produce the products in compliance of the standardized specifications. Second, the family farms should record the whole production process according to the traceability requirements. The products provided by the family farms should comply with the relevant quality standards and our requirements for the species and the specifications. We have the right to exam the farms, conduct the sampling inspection, and require the suppliers to correct the problems.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

The new disclosure in Our Quality Control section can be found on page 78 and reads as follows:

Quality Control Over Family Farms

We apply quality control and examine all family farms before we sign purchase agreements with them. The purchase agreements also provide quality requirements to the family farms. See “Business - Raw Materials and Suppliers - Examination of Family Farms.

In addition, we have added a related risk factor on page 12 and it reads as follows:

Our supplier farms may fail to comply with the legal requirements and our quality standards and negatively affect the quality of our raw materials.

Our supplier farms are responsible for complying with the legal requirements. It is possible that they fail to comply with any PRC law about food safety during their production process. If the governmental agency determines they are not eligible to continue the operation, we will need to find alternative supplier farms to meet our demands. The supplier farms may also fail to comply with our quality standards. As a result, our raw materials provided by these family farms will be negatively affected. If we are unable to inspect and rule out any affected fungi and we sell them to our clients, our reputation will be harmed. Our clients may cease purchasing products from us. Even if we are able to inspect the affected fungi, we will need to spend extra time to find alternative suppliers to supplement our raw materials.

Traceability System, page 63

21.	Please clarify whether your reference to “vendors” in this section relates to third-party family farms or other unspecified intermediaries.

We acknowledge the comment and have revised our disclosure to clarify that our reference to “vendors” in this section include third-party family farms and other suppliers. The new disclosure can be found on page 79 and reads as follows:

First, we use mark cards to ~~mark materials provided by vendors~~designate the vendors which provided the materials. The vendors include the raw materials suppliers such as family farms, JLT and QNMI which purchase dried edible fungi from local family farms, and the suppliers which provide supplementary materials such as package boxes, package bags, plastic trays, air bubble films, and desiccants.

Management, page 83

22.	Disclosure elsewhere in your filing describes Mr. Zhengyu Wang’s positions with other organizations such as Suyuan Agriculture and Nongyuan Network in the prior five years. Please revise to disclose such positions here.

We acknowledge the comment and have updated our disclosure to disclose Mr. Zhengyu Wang’s positions with other organizations. The revised disclosure can be found on page 99 and reads as follows:

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Zhengyu Wang. Mr. Wang has been our director since February 2017. Mr. Wang is a seasoned veteran in business ~~and high-tech agricultural products. He became the CEO of Tantech in 2011 and its Chairman of the Board of Directors since 2013. He founded Zhejiang Tantech Bamboo Technology Co., Ltd. in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as its General Manager, Chairman and CEO ever since. Since October 2015, Mr. Wang has served as one of the directors of the China Edible Fungus Association (‘‘CEFA’’), a nationwide professional organization focused on coordinating domestic edible fungus production and industry-specific information. Founded in 1987, CEFA has approximately 400 council members. From November 1998 until April 2003, he was General Manager of Lishui Forasen Food Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company,~~ Mr. Wang has been the executive director of almost all of FMI’s Chinese subsidiaries (Farmmi Enterprise, Farmmi Technology, Suyuan Agricultural, Nongyuan Network and Forest Food) since their incorporation, except FLS Mushroom where he has served as the executive director since September 2016. He was also the manager or the general manager of Farmmi Enterprise, Farmmi Technology, Suyuan Agricultural, Nongyuan Network since their incorporation until July 2017. Mr. Wang also manages the business operations of Forasen Group which he owns with his wife and our ~~director~~Chairwoman and CEO, Ms. Yefang Zhang. Mr. Wang has been the Chairman and CEO of Forasen Group since September 2006, and the executive director and the general manager of Forasen Holding Group Ltd. Co. since September 2013. Mr. Wang has also been the Chairman and CEO of Tantech since July 2014 and the executive director and/or general manager of various subsidiary companies under Tantech and charcoal business related companies (Lishui Tantech Energy Technology Co., Ltd., Zhejiang Tantech Bamboo Technology Co., Ltd., Zhejiang Tantech Bamboo Charcoal Co., Ltd., Zhejiang Tantech Energy Technology Co., Ltd., Zhejiang Babiku Charcoal Co., Ltd., Lishui Zhongzhu Charcoal Co., Ltd., Hangzhou Tanbo Technology Co., Ltd., Zhejiang Tantech Industrial Co., Ltd., Shanghai Jiamu Investment Management Co., Ltd., Hangzhou Jiyi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd.). Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, Hangzhou Nanlin Energy Technology Ltd. Co.’s general manager since March 2012 and executive director from March 2012 to September 2016, the executive director of Zhejiang Tesiyang New Energy Complete Equipment Ltd. Co. since March 2016, and the executive director and general manager of Hangzhou Forasen Technology Ltd. Co. since November 2012, of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. He earned his Bachelor’s Degree majored in Biochemistry and Microbiology from Hangzhou University (now called ‘‘Zhejiang University’’) in Hangzhou, China in July 1990. Mr. Wang has been appointed as a director because he has significant experience in leading and advising our Company and understands our industry. Mr. Wang is the husband of our CEO and Chairwoman, Ms. Zhang.

Related Party Transactions, page 90

23.	We note your disclosure in the risk factors section regarding potential conflicts of interest that could arise from the business interests of your named executive officers outside of the company. Please supplement your current disclosure in this section and elsewhere to summarize such other business activities that will compete directly with your business operations.

We acknowledge the comment and have supplemented our disclosure in the Related Party Transactions and in the risk factors section to clarify that we do not believe there are business activities of Mr. Wang and Ms. Zhang that will compete directly with our business operations.

The new disclosure in the Related Party Transactions can be found on page 109 and reads as follows:

Our company and Forasen Group signed a Non-Competition Agreement which provides that Forasen Group should not engage in any business that our company engages in, except purchasing products from us. In addition, Mr. Wang and Ms. Zhang signed a Non-Competition Agreement with our company and Tantech which provides that Mr. Wang and Ms. Zhang shall not vote in favor or otherwise cause Tantech to engage in the business that we conduct. Therefore, we do not believe that there are business activities of Mr. Wang and Ms. Zhang that will compete directly with our business operations. We have also adopted a policy that prohibits loans to related parties by the Company.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

The revised risk factor can be found on page 13 and reads as follows:

Our directors’ and executive officers’ other business activities may pose conflicts of ~~interest~~time commitment and conflicts of interest.

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of ~~interest~~time commitment. For example, our Chief Executive Officer and Chairwoman, Yefang Zhang, and her husband and one of our directors, Zhengyu Wang, collectively own all of Forasen Group. Zhengyu Wang is also the Chairman and Chief Executive Officer of Tantech Holdings Ltd (“Tantech”), another Nasdaq listed company, and Yefang Zhang is its director.

Ms. Zhang has historically devoted approximately 85% of her time to matters concerning Farmmi, approximately 5% of her time to matters for Tantech, and. approximately 10% of her time to matters concerning Forasen Group. Mr. Wang has historically devoted approximately 15% of his time to matters concerning Farmmi, approximately 70% of his time to matters for Tantech, and approximately 15% of his time to matters concerning Forasen Group. As Ms. Zhang and Mr. Wang devote considerable time and effort to Tantech and Forasen Group, these sort of business activities could both distract them from focusing on Farmmi and pose a conflict of ~~interest~~time commitment ~~to the extent their activities at Tantech and Forasen Group compete with our company in the future~~.

In addition, our company and Forasen Group signed a Non-Competition Agreement which provides that Forasen Group should not engage in any business that our company engages in, except purchasing products from us. In addition, Mr. Wang and Ms. Zhang signed a Non-Competition Agreement with our company and Tantech which provides that Mr. Wang and Ms. Zhang shall not vote in favor or otherwise cause Tantech to engage in the business that we conduct. Although because of these non-competition agreements, we do not believe that there are business activities of Mr. Wang and Ms. Zhang that will compete directly with our business operations, it is possible that the enforceability of these agreements is challenged and a conflict of interest occurs.

Principal Shareholders, page 92

24.	Please supplement your disclosure in footnote 2 to clarify, if true, that Mr. Wang holds voting and investment power over the shares held by FarmNet Limited. Please also explain how the shares were acquired and update your disclosure, as applicable, in the Recent Sales of Unregistered Securities section to provide the information required by Item 7 to Form F-1 and Item 701 of Regulation S-K.

We acknowledge the comment and have supplemented our disclosure in footnote 2 to clarify that Mr. Wang shares voting and investment power over the shares held by FarmNet Limited with his wife Ms. Zhang. The revised disclosure can be found on page 110 and reads as follows:

By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of, and voting and investment power over, the shares of our company held by FarmNet Limited with Ms. Zhang.

We have also updated our disclosure in the Recent Sales of Unregistered Securities section to explain how the shares were acquired. We plan to conduct an issuance after this filing as a part of the recapitalization, so we leave the date blank at this point. The revised disclosure can be found on page II-1 and reads as follows:

~~These securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.~~ The Company was founded on July 28, 2015. In connection with its formation, FarmNet Limited received 1 share, with par value $0.001 per share for consideration $0.001. On August 15, 2017, the registrant issued 9,999,999 additional ordinary shares to FarmNet Limited for consideration of $10,000. As a result, at completion of these transactions, FarmNet Limited now holds 10,000,000 of our ordinary shares, par value $0.001 per share.

The above referenced issuances were not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(a)(2) thereof, Regulation D and Regulation S promulgated under the Securities Act. These securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Financial Statements

General

25.	Please submit for review an analysis of your operating segments, based on the definition in FASB ASC paragraph 280-10-50-1, and of your reportable segments, based on the definition in ASC paragraph 280-10-50-10, and if applicable, indicate how you have applied the aggregation criteria in ASC paragraph 280-10-50-11.

We acknowledge the Staff’s comment and respectfully submit for review the following analysis of our operating segments based on the definition in FASB ASC paragraph 280-10-50-1, and of our reportable segments, based on the definition in ASC paragraph 280-10-50-10, and indicate how we have applied the aggregation criteria in ASC paragraph 280-10-50-11.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

Pursuant to ASC 280-10-50-1, an operating segment is a component that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenue and incur expenses;
b.	Its operating results are regularly reviewed;
c.	Its discrete financial information is available.

The Company currently has three main products from which we earn revenue and incur expenses : Shiitake Mushroom; Mu Er Mushroom and other edible fungi. The operations of these products categories have similar economic characteristics. In particular, the Company uses same or similar production processes; sells to same or similar type of customers and uses the same or similar methods to distribute these products. The Company’s chief operating decision makers (“CODM”), including its CEO and CFO, primarily use revenue data to make decisions on how resources being allocated to each product category based on purchase orders received and how market demand is moving. For example, the Company sold significant more Shiitake for Fiscal Year 2016 than Fiscal Year 2015 while the demand for Mu Er was relatively stable. The Company’s CODM made the decision to use more resources to increase raw material purchases of Shiitake as well as to allocate more labor and work shifts towards processing of Shiitake. However, the Company does not maintain separate budgets and cost information for each product category since almost all of the products are processed at same locations and using same equipment and labors. Therefore no discrete financial information is readily available. The Company reviews the performance of each product and allocates resources to each product at one level and no separate financial performance data is submitted to CODM.

Based on the above analysis, the Company’s management believes that we have only one segment for the fiscal year ended September 30, 2016 and 2015 as defined by ASC 280.

For other agricultural products, the Company did not generate any revenue until January 2017 and the revenue generated since January 2017 was insignificant so we did not include it in our segment reporting analysis.

The following table presents revenue by major product categories for the fiscal years ended September 30, 2016 and 2015 respectively:

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

	For the years ended September 30,
	2016	2015

Shiitake	$14,658,325	$6,768,723
Mu Er	6,768,723	4,005,505
Other edible fungi	41,385	631,134
Total	$20,715,230	$11,405,366

All of the Company's long-lived assets are located in the PRC.  Majority of the Company’s products are sold in China. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Years ended September 30,
	2016	2015
Revenue from China	$17,983,565	$9,072,751
Revenue from foreign countries	2,731,664	2,332,615
Total Revenue	$20,715,230	$11,405,366

26.	We note you disclose on page 56 that you mainly produce and sell the following four categories of agricultural products: shiitake mushrooms, wood ear mushrooms, other edible fungi, and other agricultural products. Please clarify the extent to which you consider these to be similar products and disclose, for each period presented, revenues for each group of similar products to comply with ASC 280-10-50-40.

We acknowledge the Staff’s comment and respectfully advise that for the fiscal years ended September 30, 2016 and 2015, we only generated revenues from three main categories of products: Shiitake Mushrooms, Wood Ear Mushrooms and other edible fungi. We did not generate any revenue from other agriculture products until January 2017 and the revenue currently from other agricultural products is mainly through our online sales and still insignificant. We consider these four categories of agricultural products as difference product groups and have added additional revenue disclosure for each product group for each period presented to comply with ASC 280-10-50-40. Please refer to our response to the comment No. 25 above and to the newly added Footnote No. 14, which can be found on pages F-19 and F-40 of this registration statement.

Loan Lauren P. Nguyen, Legal Branch Chief

September 11, 2017

Note 1 – Organization and Nature of Business, page F-7

27.	We note your disclosure of the reasons you consolidate, as a variable interest entity (VIE), Nongyuan Network. Please indicate the significance of the VIE, as may be apparent with a description of recognized and unrecognized revenue-producing assets held by the VIE, such as licenses, trademarks, other intellectual property, facilities or assembled workforce. Additionally, for each period presented, disclose quantitative information of the VIE including carrying amounts and classification of the VIE’s assets and liabilities, revenue and net income, operating, investing and financing cash flows. Material related party transactions of the VIE should be presented separately. Refer to paragraphs 5A.d., 2AA.d., and 3.bb of ASC 810-10-50.

We acknowledge Staff’s comment and respectfully advise that Nongyuan Network is a newly established entity incorporated in December 2015. Nongyuan Network became a VIE of the Company on July 6, 2016 through entering into a series of Agreements with the Company. It has not generated any significant revenue to date, not does it hold any significant revenue-producing assets. We primarily use Nongyuan Network to conduct our online sales. Due to China’s restriction of direct foreign ownership in internet-based E-Commerce company, we structured Nongyuan Network as a VIE to ensure its consolidation into our Company.

We have updated Note 2 on page F-8 to include the following new disclosure in the financial statements for six months ended March 31, 2017 and 2016:

Consolidation of Variable Interest Entities

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

We determined that Nongyuan Network is our VIE and we are the primary beneficiary of risks and rewards of this VIE. The carrying amount of this VIE’s consolidated assets and liabilities are as follows:

	March 31,	September 30,
	2017	2016
Current assets	$171,570	$303,172
Plant and equipment, net	—	—
Other noncurrent assets	—	—
Total assets	171,570	303,172
Total liabilities	255,376	168,988
Net assets	$(83,806)	$134,184

The financial performance of VIEs reported in the unaudited condensed consolidated statement of income and comprehensive income for the six months ended March 31, 2017 includes sales of $711,630, operating expenses of $686,856, and a net loss of $27,943.

We have also updated Note 2 on page F-30 to include the following new disclosure in the financial statements for years ended September 30, 2016 and 2015 :

Consolidation of Variable Interest Entities

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

We determined that Nongyuan Network is our VIE and we are the primary beneficiary of risks and rewards of this VIE. The carrying amount of this VIE’s consolidated assets and liabilities are as follows:

	September 30,	September 30,
	2016	2015
Current assets	$303,172	$-
Plant and equipment, net	-	-
Other noncurrent assets	-	-
Total assets	303,172	-
Total liabilities	168,988	-
Net assets	$134,184	$-

The financial performance of VIEs reported in the consolidated statement of operations and comprehensive income for the fiscal year ended September 30, 2016 includes operating expenses of $169,191, and a net loss of $169,191.